Citigroup Managed Futures LLC
                        731 Lexington Avenue, 25th Floor
                               New York, NY 10022

by Edgar


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275


Ladies and Gentleman:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to the Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated October 31, 2007 to the Partnership's prospectus dated April 30, 2007.

Should you have any questions, please telephone me at (212) 559-5046.


Very truly yours,

By: /s/ Jennifer Magro
        --------------
        Jennifer Magro
        Chief Financial Officer and
        Director


Enclosures

                     Citigroup Diversified Futures Fund L.P.
                                  October 2007

The net asset value for Citigroup Diversified Futures Fund L.P. was $990.05 per unit at the end of October, up 4.0% for the month and up 5.8% year to date.

The Fund was positive for the month of October as profits in energy, currency, and indices markets were partially offset by losses in grains, soft commodities and fixed income markets.

In energy markets, continued supply concerns and escalating tensions in the Middle East sent prices soaring. Profits were earned as prices for crude oil and gas oil rallied to trade at record levels. Gains were also generated from trading in currency markets as the U.S. dollar weakness continued. Against the euro, the U.S. currency fell to record lows with a slump in the U.S. housing market hindering consumer confidence, while the dollar fell to a twenty-six year low against the British pound. While market volatility increased in October, profits were earned in indices markets as prices rallied to a recent high.

In grains markets, wheat prices reversed sharply in October as favorable weather conditions added to supply forecasts and competitive international exports pushed prices lower. Additional losses were incurred in trading coffee, which declined in price as rain in Brazil reduced fears that a prolonged spell of dry weather could damage the current crop. In fixed income markets, small losses were also accumulated from trading in European bonds as prices unexpectedly gained on speculation that the credit-market turmoil will slow inflation, reducing the need for interest rate increases.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

Citigroup Managed Futures LLC

                     Citigroup Diversified Futures Fund L.P.
                                Account Statement
                            For the Period October 1,
                            Through October 31, 2007

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                      ---------
Realized gains from trading            $26,729,751       3.26%
Change in unrealized gains/losses
     from trading                       10,287,649       1.25
                                       -----------      -----
                                        37,017,400       4.51
Less, Brokerage commissions
     and clearing fees ($229,114)        4,248,526       0.52
                                       -----------      -----
Net realized and unrealized gains       32,768,874       3.99
Interest Income                          2,035,853       0.25
                                       -----------      -----
                                        34,804,727       4.24
                                       -----------      -----
Less, Expenses:
     Management fees                     1,356,797       0.17
     Incentive fees                        574,374       0.07
     Other expenses                        105,606       0.01
                                       -----------      -----
                                         2,036,777       0.25
                                       -----------      -----
Net income                              32,767,950       3.99%
                                                        -----

Additions (8,219.6818 L.P. units
at September 30, 2007 net asset
value per unit of $951.74)               7,823,000
Redemptions (18,544.5107 L.P. units
at October 31, 2007 net asset
value per unit of $990.05)             (18,359,993)
                                       -----------
Increase in net assets                  22,230,957
Net assets, September 30, 2007         806,431,543
                                       -----------
Net assets, October 31, 2007          $828,662,500
                                       ===========

Net Asset Value per unit
  ($828,662,500 / 836,994.7030 Units)      $990.05
                                            ======

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

 By: /s/ Jennifer Magro
         ----------------------------------
         Jennifer Magro
         Chief Financial Officer and Director
         Citigroup Managed Futures LLC
         General Partner, Citigroup
         Diversified Futures Fund L.P.